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Nicholas A. Kronfeld
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 701 5950 fax nicholas.kronfeld@davispolk.com

November 18, 2015

VIA EDGAR SUBMISSION

Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7561

Re:	Santander Mexico Financial Group, S.A.B. de C.V.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-35658

Dear Ms. Sullivan:

On behalf of Santander Mexico Financial Group, S.A.B. de C.V. (“Santander Mexico” or the “Group”), we acknowledge receipt of the letter dated November 5, 2015 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F.

Santander Mexico is working to respond to the Comment Letter. However, the Group has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of Santander Mexico, we respectfully request a 10 business day extension of time to respond to the Comment Letter to December 7, 2015.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have.

Very truly yours,

/s/ Nicholas A. Kronfeld

Nicholas A. Kronfeld

cc:

Pedro José Moreno Cantalejo

(Vice President of Administration and Finance, Santander Mexico Financial Group, S.A.B. de C.V.)

Fernando Borja Mujica

(General Legal Director, Santander Mexico Financial Group, S.A.B. de C.V.)

Ricardo A. García Chagoyán

(Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited)